UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

IRELAND INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

46267T 10 7
(CUSIP Number)

Lorrie Ann Archibald
1745 Larkhall Crescent
North Vancouver, BC V7H 2Z3
(604) 929-7089
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section
18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267T 10 7

1.	Names of Reporting Persons Lorrie Ann Archibald
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power:	Nil Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	Nil Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Nil Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 46267T 10 7

This Schedule 13D/A (Amendment No. 1) is being filed by Lorrie Ann Archibald to amend and supplement the Schedule 13D of the Reporting Person dated October 10, 2002 filed with the Securities Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1.             SECURITY AND ISSUER.

Item 1 of the previously filed Schedule 13D is amended to read as follows:

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Ireland Inc., a Nevada Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2441 West Horizon Ridge Parkway, Suite 100, Henderson, NV 89052.

ITEM 2.             IDENTITY AND BACKGROUND

Item 2 of the previously filed Schedule 13D is amended to read as follows:

(a)	Name of Person filing this Statement:

Lorrie Ann Archibald (the “Reporting Person”)

(b)	Residence or Business Address:

The residential address of the Reporting Person is 1745 Larkhall Crescent, North Vancouver, British Columbia, Canada V7H 2Z3.

(c)	Present Principal Occupation and Employment:

The Reporting Person was the Chief Executive Officer, President and director of the Issuer from February 20, 2001 to June 20, 2007. The Reporting Person was also the Chief Financial Officer of the Issuer from January 10, 2006 to March 30, 2007. The Reporting Person is currently a self employed business person.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Canada.

CUSIP No. 46267T 10 7

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 9, 2001, the Issuer issued to the Reporting Person 2,500,000 pre-split shares (10,000,000 post-split shares) of common stock at a price of $0.001 per share for total proceeds of $2,500. The subscription price was paid out of the Reporting Person’s personal funds.

On January 10, 2006, the Reporting Person acquired an additional 2,050,000 pre-split shares (8,200,000 post-split shares) of common stock from Gordon F. Burley pursuant to a share transfer agreement dated January 10, 2006. The acquisition price was paid for out of the Reporting Person’s personal funds.

ITEM 4.             PURPOSE OF TRANSACTION

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The Reporting Person entered into an agreement dated for reference March 29, 2007, as amended on August 8, 2007, with Nanominerals Corp. (“Nanominerals”) and the Issuer (the “Agreement”). On August 14, 2007, pursuant to the Agreement, the Reporting Person sold 18,200,000 post-split shares of common stock held by her to Nanominerals for an aggregate purchase price of $45,5000.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Aggregate Beneficial Ownership:

As of August 14, 2007, the Reporting Person does not beneficially own any securities of the Issuer.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person had the sole power to vote or to direct the vote of the shares held by her and has the sole power to dispose of or to direct the disposition of the shares held by her.

(c)	Transactions Effected During the Past 60 Days:

On August 14, 2007, pursuant to the Agreement, the Reporting Person sold 18,200,000 post-split shares of common stock held by her to Nanominerals for an aggregate purchase price of $45,5000.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

August 14, 2007.

CUSIP No. 46267T 10 7

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

1	Assignment Agreement among Nanominerals Corp., Ireland Inc. and Lorrie Archibald dated for reference as of March 29, 2007.

2	Amendment Agreement to Assignment Agreement among Nanominerals Corp., Ireland Inc. and Lorrie Archibald dated for reference as of August 8, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2007
_________________________________________
Date

/s/ Lorrie Ann Archibald
_________________________________________
Signature

LORRIE ANN ARCHIBALD
_________________________________________
Name/Title